Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated February 10, 2009 and	Registration No. 333-145845
the Prospectus Supplement dated February 10, 2009)	August 14, 2009

$ Bearish Notes due September 18, 2009 Linked to the Performance of the Louisiana-Pacific Corporation Medium-Term Notes, Series A, No. E-3535

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	[—]

Issue Date:	[—]

Final Valuation Date:	September 15, 2009*

Maturity Date:	September 18, 2009*

Denominations:	Minimum denomination of $[—] (equal to the initial price), and integral multiples of $[—] in excess thereof

Number of Notes:	[—]

Principal Amount:	$[—] per note (equal to the initial price), and, in the aggregate, $[—].

Reference Asset:	Common stock of Louisiana-Pacific Corporation (Bloomberg ticker symbol “LPX < EQUITY >”) (the “linked share”)

Payment at Maturity:

On the Maturity Date, you will receive a cash amount per principal amount of a Note equal to the greater of:

(i)     zero, and

(ii)    (Principal Amount) – (Principal Amount) x (Reference Asset Return)

You will lose 1% of the principal amount of your Notes for every 1% the Reference Asset increases from its initial price.

You may lose up to 100% of your initial investment.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows Final Price – Initial Price Initial Price

Initial Price:	$[—], as agreed by the parties

Final Price:	The Volume-Weighted Average Price of the linked share on the final valuation date.

Volume-Weighted Average Price:	The volume-weighted average price (“VWAP”) of the reference asset on any trading day means such price as calculated by Bloomberg L.P. and displayed on Bloomberg page “LPX <EQUITY> AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on such trading day; provided that if on any trading day, Bloomberg does not calculate and report the VWAP on such trading day, the calculation agent shall calculate the VWAP on such trading day.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740H112 and US06740H1124

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A (the “Program”) by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. These ratings are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Linked Share?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per Note to the principal

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amount per note. The hypothetical total returns and examples set forth below assume an initial price of $6.00. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price	Reference Asset Return	Payment at Maturity	Total Return on Notes
$13.20	120.00%	$0.00	-100.00%
$12.60	110.00%	$0.00	-100.00%
$12.00	100.00%	$0.00	-100.00%
$11.40	90.00%	$0.60	-90.00%
$10.80	80.00%	$1.20	-80.00%
$10.20	70.00%	$1.80	-70.00%
$9.60	60.00%	$2.40	-60.00%
$9.00	50.00%	$3.00	-50.00%
$8.40	40.00%	$3.60	-40.00%
$7.80	30.00%	$4.20	-30.00%
$7.20	20.00%	$4.80	-20.00%
$6.60	10.00%	$5.40	-10.00%
$6.30	5.00%	$5.70	-5.00%
$6.00	0.00%	$6.00	0.00%
$5.70	-5.00%	$6.30	5.00%
$5.40	-10.00%	$6.60	10.00%
$5.10	-15.00%	$6.90	15.00%
$4.80	-20.00%	$7.20	20.00%
$4.20	-30.00%	$7.80	30.00%
$3.60	-40.00%	$8.40	40.00%
$3.00	-50.00%	$9.00	50.00%
$2.40	-60.00%	$9.60	60.00%
$1.80	-70.00%	$10.20	70.00%
$1.20	-80.00%	$10.80	80.00%
$0.60	-90.00%	$11.40	90.00%
$0.00	-100.00%	$12.00	100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the linked share increases from an initial price of $6.00 to a final price of $6.60.

Because the final price of $6.60 is greater than the initial price of $6.00 and results in the reference asset return of 10.00%, the investor receives a payment at maturity of $5.40 per $$6.00 principal amount Note calculated as follows:

$6.00 - ($6.00 x 10.00%) = $5.40

Example 2: The closing price of the linked share decreases from an initial price of $6.00 to a final price of $5.40.

Because the final price of $5.40 is less than the initial price of $6.00 and results in the reference asset return of -10.00%, the investor will receive a payment at maturity of $6.60 per $6.00 principal amount Note calculated as follows:

$6.00 - ($6.00 x (-10.00%)) = $6.60

Example 3: The closing price of the linked share increases from an initial price of $6.00 to a final price of $12.00.

Because the final price of $12.00 is greater than the initial price of $6.00 and results in the reference asset return of 100.00%, the investor receives a payment at maturity of $0.00 per $6.00 principal amount Note calculated as follows:

$6.00 - ($6.00 x 100.00%) = $0

Because the investor cannot lose more than $6.00 principal amount per note, the payment at maturity is $0.00.

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset—Antidilution Adjustments”.

•

Bearish on Reference Asset—The return on Notes will only be positive if the final price of linked share decreases from the initial price. If the linked share declines over the term of the Notes, the price of the market value of the Notes will be adversely affected.

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each holder agrees to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of certain notes (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Note prior to the receipt of payments under the Note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Note could be subject to U.S. withholding tax in respect of a Note. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the linked share and will depend on whether, and the extent to which, the reference asset return is positive or negative. Specifically, any increase in the price of the linked share from initial valuation date to final valuation date will negatively impact the return on the Notes. Your investment will be fully exposed to any increase in the final price as compared to the initial price up to 100% percentage increase of the linked share.

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•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the linked share would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. For further discussion, see “Certain U.S. Federal Income Tax Considerations” above, as well as “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked share;

•	the time to maturity of the Notes;

•	the dividend rate underlying the linked share;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Linked Share

According to publicly available information, Louisiana-Pacific Corporation (the “Company”) was founded in 1973 and headquartered in Nashville, Tennessee. As of December 31, 2008, the Company had approximately 4,700 employees and own 23 modern, strategically located facilities in the U.S. and Canada. The Company's focus is on delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. The Company’s products are used primarily in new home construction, repair and remodeling, and manufactured housing. The Company operates in three segments: Oriented Strand Board; Siding; and Engineered Wood Products.

The linked share’s SEC file number is: 1-07107.

VOLUME-WEIGHTED AVERAGE PRICE

The volume-weighted average price (“VWAP”) of a common stock is different from the closing price of a common stock. Volume-weighted average price is a measure of the average price of a common stock over a specified time period (usually one day) and is equal to (1) the sum of the total value traded for every reported transaction (trade price times total number of shares traded) during the specified time period, divided by (2) the total number of shares traded during such time period. The closing price of a common stock is the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange.

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In the case of the Notes, the volume-weighted average price of the linked share means the volume-weighted average price calculated by Bloomberg L.P. and displayed on Bloomberg page LPX <EQUITY>AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time. If Bloomberg does not calculate and report the volume-weighted average price on any averaging day, the calculation agent shall calculate the volume-weighted average price on such averaging day.

Unlike the closing price of a common stock, which is generally available in financial newspapers and other publicly disseminated media, the volume-weighted average price of the common stock upon which the value of the notes will be based is generally only available through Bloomberg L.P.

Historical Information

The following graph sets forth the historical performance of the linked share based on the daily closing prices from January 2, 2002 through August 11, 2009. The linked share closing price on August 11, 2009 was $6.00.

We obtained the historical trading price information below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the linked share should not be taken as an indication of future performance, and no assurance can be given as to the linked share closing price on the final valuation date. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

The historical prices of the reference asset shown in the following graph are based on closing prices, not volume-weighted average prices upon which the value of the Notes will be based. These historical prices may not be representative of the prices that would be presented if such prices were based on volume-weighted average prices. As discussed above, the volume-weighted average price of the reference asset is different from the closing price of such reference asset.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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